                                                  Filed by LSI Logic Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

                                       Subject Company: C-Cube Microsystems Inc.
                                                     Commission File No: 0-23596

                          SOURCE: LSI Logic Corporation
                    Monday, March 26, 2001, 8:04 Eastern Time

     LSI LOGIC TO PURCHASE C-CUBE MICROSYSTEMS IN $878 MILLION ACQUISITION

Combination Creates Leading Provider of Silicon-Software Solutions for Global Broadband Entertainment Markets

NOTE: A conference call/webcast to discuss the LSI Logic-C-Cube merger will be held today at 11 a.m. (PST). See additional details below.

MILPITAS, Calif., March 26--LSI Logic Corporation (NYSE: LSI - news) and C-Cube Microsystems Inc. (Nasdaq: CUBE - news) today announced a definitive merger agreement in which LSI Logic has agreed to acquire C-Cube in a stock-for-stock transaction valued at approximately $878 million. In the transaction, each outstanding share of C-Cube common stock is to be exchanged for 0.79 of a share of LSI Logic common stock.

LSI Logic anticipates completing the transaction in its second quarter ending June 30, and expects the transaction to be accretive to the company's earnings before goodwill amortization (EBG) in 2001.

"The acquisition of C-Cube will enhance LSI Logic's technology strengths in designing and manufacturing complete solutions for customers in rapidly growing communications and broadband entertainment markets," said Wilfred J. Corrigan, LSI Logic chairman and chief executive officer. "Both companies bring complementary technologies and market channels to the broadband entertainment market. The synergy of these two technology leaders is consistent with our business strategy of capitalizing on the convergence of worldwide communications and broadband entertainment." C-Cube, which pioneered the MPEG digital video standards, is a leading silicon provider for digital set-top box, DVD and emerging CODEC-based applications, such as personal video recording (PVR), home media servers, recordable DVD, residential gateway and streaming video.

The combination of LSI Logic and C-Cube provides a complete portfolio of technologies for high-growth cable, satellite, terrestrial and DSL set-top box markets.

"I am excited about the tremendous synergies between C-Cube's and LSI Logic's products, markets and customers in the broadband entertainment market," said Umesh Padval, C-Cube president and chief executive officer. "LSI Logic complements C-Cube very well in achieving the leading position in the networked digital home."


                                       1.

C-Cube's customers in its target markets include: Sony, Samsung, LG Electronics, JVC, Motorola, Pace and Philips. C-Cube, which reported $265 million in revenues in 2000, employs nearly 600 worldwide and is headquartered in Milpitas, California.

Under the terms of the definitive merger agreement, LSI Logic will first commence an exchange offer whereby it will offer 0.79 of a share of LSI Logic common stock for each outstanding share of C-Cube common stock. The exchange offer will be followed by a merger in which LSI Logic would acquire, at the same exchange ratio, the remaining shares of C-Cube common stock not previously acquired in the exchange offer. Upon completion of the merger, all outstanding options to purchase C-Cube common stock will be assumed by LSI Logic and converted into options to purchase LSI Logic common stock.

The transaction is expected to be accounted for under the purchase method of accounting and to qualify as a "tax-free" reorganization for federal income tax purposes. The merger is subject to the satisfaction of customary closing conditions, including the tender for exchange of at least a majority of C-Cube's outstanding shares (including for purposes of the calculation of the majority of shares, certain outstanding options and warrants to purchase C-Cube shares) and the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and applicable foreign antitrust laws.

LSI Logic Conference Call Information: LSI Logic will hold a conference call today at 11 a.m. PST to discuss the LSI Logic-C-Cube definitive merger agreement. The access number is 212-231-6012. The call will be webcast real-time through www.StreetFusion.com. A replay of the call will be available today at approximately 2 p.m. PST and will be available for 48 hours. The number is 800-633-8284, (858-812-6440, international) access code 18410058. The replay will also be available over the Internet at the StreetFusion website. The StreetFusion replay will be available until April 2.

FORWARD LOOKING STATEMENTS:

This news release contains forward-looking statements. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of LSI Logic and C-Cube and the benefits expected to result from the contemplated transaction, involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risk that the conditions relating to the required minimum tender of shares or regulatory clearances might not be satisfied in a timely manner or at all, and risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of LSI Logic and C-Cube, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by LSI Logic and C-Cube with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:


                                       2.

LSI Logic intends to file a Registration Statement on Form S-4 and Schedule TO, and C-Cube plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. LSI Logic and C-Cube expect to mail a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of C-Cube. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from C-Cube by directing a request to the Investor Relations section of C-Cube's website at www.c-cube.com or by mail to C-Cube, 1778 McCarthy Blvd., Milpitas, CA 95035, attention, Steven Horowitz, 408-490-8561.

In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, LSI Logic and C-Cube file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by LSI Logic or C-Cube at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. LSI Logic and C-Cube's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.

ABOUT C-CUBE MICROSYSTEMS

C-Cube Microsystems is a worldwide leader in digital media processing and is the leading the way with new communication processors and networked consumer products. With a focus on DVD, set-top boxes and CODEC enabled products, C-Cube is driving the technology for the "networked digital home."

C-Cube is headquartered in Milpitas, California and has offices in North America, Europe and Asia. For more information please visit our web site at http://www.c-cube.com. C-Cube, the C-Cube logo or registered trademarks are the property of their respective owners.

ABOUT LSI LOGIC

LSI Logic Corporation is a leading designer and manufacturer of communications and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, the company supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA 95035, 408-433-8000, http://www.lsilogic.com.

     Editor's Notes:

     1. All LSI Logic news releases (financial, acquisitions, manufacturing, products, technology etc.) are issued exclusively by PR Newswire and are immediately thereafter posted on the company's external website, http://www.lsilogic.com.

     2. The LSI Logic logo design is a registered trademark of LSI Logic Corporation.


                                       3.

     3. All other brand or product names may be trademarks or registered trademarks of their respective companies.



                                       4.